                   UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
               WASHINGTON, D.C. 20549                      OMB APPROVAL

                                                 OMB NUMBER:           3235-0360
                                                 EXPIRES:          JULY 31, 1994
                   FORM N-17f-2                  ESTIMATED AVERAGE BURDEN
                                                 HOURS PER RESPONSE         0.05

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:               Date examination completed:

811-8384                                             4/30/2003

2. State identification Number: N/A

    AL       AK       AZ       AR           CA        CO

    CT       DE       DC       FL           GA        HI

    ID       IL       IN       IA           KS        KY

    LA       ME       MD       MA           MI        MN

    MS       MO       MT       NE           NV        NH

    NJ       NM       NY       NC           ND        OH

    OK       OR       PA       RI           SC        SD

    TN       TX       UT       VT           VA        WA

    WV       WI       WY       PUERTO RICO

    OTHER (specify):

3. Exact name of investment company as specified in registration statement:

RBC Funds


4. Address of principal executive office (number, street, city, state, zip code):

Lara Bocskey, BISYS Fund Services
3435 Stelzer Road, Columbus, Ohio 43219

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Directors of RBC Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the RBC Large Cap Equity Fund, RBC Mid Cap Equity Fund, RBC Small Cap Equity Fund, RBC Quality Income Fund, RBC Government Income Fund, and RBC North Carolina Tax-Free Bond Fund (six series of RBC Funds, Inc., hereafter referred to as the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of April 30, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2003, and with respect to agreement of security purchases and sales, for the period from March 24, 2003 through April 30, 2003:

- Confirmation, or other procedures that we considered necessary, of all securities held in book entry form by the Bank of New York;

- Confirmation, or procedures that we considered necessary, with transfer agents of all mutual fund investments held by the Funds;

- Reconciliation of all such securities to the books and records of the Funds and RBC Centura Bank;

- Agreement of all unsettled security purchases since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2003 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP


June 17, 2003

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of the Large Cap Equity Fund, Mid Cap Equity Fund, Small Cap Equity Fund, Quality Income Fund, Government Income Fund, and North Carolina Tax-Free Bond Fund (six series of RBC Funds, Inc., hereafter referred to as the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2003, with respect to securities reflected in the investment accounts of the Funds.


RBC Funds, Inc.


By: /s/ Lara Bocskey
    -------------------------------
    Lara Bocskey
    Vice President


    June 30, 2003
    -------------------------------
    Date